SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No.1)

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

 (Title of Class of Securities)

84130C100

 (CUSIP Number)

Rodney L. Moore
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
214-746-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

(1) NAME OF FILING PARTIES
BBTS Borrower LP
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [x]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
0
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
(14) TYPE OF REPORTING PERSON
PN - limited partnership

(1) NAME OF FILING PARTIES
BBTS Borrower GP LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [x]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
0
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
(14) TYPE OF REPORTING PERSON
OO – limited liability company

(1) NAME OF FILING PARTIES
BBTS Guarantor LP
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [x]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
0
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
(12)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
(14) TYPE OF REPORTING PERSON
PN – limited partnership

(1) NAME OF FILING PARTIES
BBTS Guarantor GP LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [x]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
0
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
(14) TYPE OF REPORTING PERSON
OO – limited liability company

(1) NAME OF FILING PARTIES
BlackBrush TexStar LP
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [x]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
0
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
(14) TYPE OF REPORTING PERSON
PN/HC – limited partnership

(1) NAME OF FILING PARTIES
BlackBrush TexStar GP LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [x]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
0
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
(14) TYPE OF REPORTING PERSON
OO – limited liability company

This Amendment No. 1 amends and supplements the Schedule 13D first filed August 14, 2014 (the “Original Schedule 13D”) and is being filed jointly by the Filing Parties with respect to the Common Units, Class B Convertible Units and Subordinated Units of Southcross Energy Partners, L.P. (“SXE”).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 4.        Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Immediately prior to the BBTS Distribution, BBTS Borrower LP (“BBTS-B”) owned approximately 69.5% of Holdings and approximately 70.4% of Holdings GP and the Filing Parties may have been deemed to have shared power to vote, or direct the disposition of, and to dispose of, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by Southcross Holdings Borrower LP, which (giving effect to the conversion of such Class B Convertible Units and Subordinated Units) constitute approximately 57.2% of the Common Units.

As contemplated by the Holdings LP Agreement, on December 5, 2014, BBTS-B distributed (the “BBTS Distribution”) its approximately 69.5% interest in Holdings and its approximately 70.4% interest in Holdings GP (together, the “BBTS Interest”) to BBTS Guarantor LP (“Guarantor LP”), Guarantor LP distributed the BBTS Interest to BlackBrush TexStar LP (“BlackBrush”), and BlackBrush distributed (i) 51.14% of the BBTS Interest to EIG, which resulted in EIG becoming a limited partner of Holdings and a member of Holdings GP and directly owning approximately 35.5% of Holdings and approximately 36% of Holdings GP and (ii) 48.86% of the BBTS Interest to TW BBTS Aggregator LP (“BBTS Aggregator”), which resulted in BBTS Aggregator becoming a limited partner of Holdings and a member of Holdings GP and directly owning approximately 34% of Holdings and approximately 34.4% of Holdings GP.

Following the BBTS Distribution, none of the Filing Parties are deemed to beneficially own any Common Units, Class B Convertible Units or Subordinated Units of SXE and have no power to vote or dispose of any shares of Common Units, Class B Convertible Units or Subordinated Units of SXE.  Each of the Tailwater Parties and the EIG Parties has separately filed Schedule 13Ds with respect to the Common Units, Class B Convertible Units and Subordinated Units of SXE.

Item 7.        Materials to be Filed as Exhibits.

Exhibit 1.   Joint Filing Agreement.*

*  Previously filed as an Exhibit to the Original Schedule 13D and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 8, 2014

BBTS BORROWER LP, a Delaware limited partnership

By:	/s/ Brian Blakeman
Brian Blakeman, Attorney-In-Fact for BBTS Borrower LP

BBTS BORROWER GP LLC, a Delaware limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Attorney-In-Fact for BBTS Borrower GP LLC

BBTS GUARANTOR LP, a Delaware limited partnership

By:	/s/ Brian Blakeman
Brian Blakeman, Attorney-In-Fact for BBTS Guarantor LP

BBTS GUARANTOR GP LLC, a Delaware limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Attorney-In-Fact for BBTS Guarantor GP LLC

BLACKBRUSH TEXSTAR LP, a Delaware limited partnership

By:	/s/ Brian Blakeman
Brian Blakeman, Attorney-In-Fact for BlackBrush TexStar LP

BLACKBRUSH TEXSTAR GP LLC, a Delaware limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Attorney-In-Fact for BlackBrush TexStar GP LLC